Filed pursuant to Rule 424(b)(5)

Registration Numbers 33-23423 and 333-11680

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 19, 2000

$1,000,000,000

Japan Bank for International Cooperation

(Incorporated under the Japan Bank for International Cooperation Law)

4.75% U.S. Dollar Guaranteed Bonds Due May 25, 2011

Unconditionally and Irrevocably Guaranteed

as to Payment of Principal and Interest by

Japan

We will pay interest on the bonds semi-annually in arrears in equal payments on May 25 and November 25 of each year, commencing May 25, 2006. The bonds will mature on May 25, 2011. We may redeem all, but not less than all, of the bonds in the event of certain tax law changes. The redemption terms are described in this prospectus supplement under “Description of the Bonds and Guarantee—Redemption”. The bonds will be issued only in registered form in denominations of $100,000 and integral multiples thereof. See “Description of the Bonds and Guarantee”.

This document, comprising of this prospectus supplement dated November 18, 2005 and the prospectus dated April 19, 2000 starting after page S-30 (except for the second paragraph, including bullet points, and the third paragraph of the section “Where You Can Find More Information”) together, comprises a “prospectus” for the purposes of Article 5.3 of Directive 2003/71/EC (the “Prospectus Directive”).

We have applied to the Financial Services Authority in the United Kingdom, which we refer to as the “UK Listing Authority”, in its capacity as competent authority under the Financial Services and Markets Act 2000 (“FSMA”), for the bonds to be listed on its Official List and to the London Stock Exchange for the bonds to be admitted to trading on its Gilt Edged and Fixed Interest Market. References in this document to our bonds being “listed” (and all related references) shall mean that the bonds have been admitted to trading on the London Stock Exchange’s Gilt Edged and Fixed Interest Market and have been admitted to the Official List of the UK Listing Authority. The London Stock Exchange’s Gilt Edged and Fixed Interest Market is a regulated market for the purposes of the Investment Services Directive 93/22/EEC.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospective investors should have regard to the factors described under the section headed “Risk Factors” in this document.

	Per Bond	Total
Price to Public(1)	99.775%	$997,750,000
Underwriting Discount	0.100%	$1,000,000
Proceeds, before expenses, to the Bank(1)	99.675%	$996,750,000

(1)	Plus accrued interest, if any, from November 25, 2005, if settlement occurs after that date.

The underwriters are offering the bonds subject to various conditions. The underwriters expect to deliver the bonds through the book-entry facilities of The Depository Trust Company, Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, Luxembourg, société anonyme (“Clearstream, Luxembourg”), against payment on or about November 25, 2005.

Nomura Securities	Morgan Stanley	UBS Investment Bank

BNP Paribas	Citigroup
Credit Suisse First Boston	Daiwa Securities SMBC Europe
Deutsche Bank Securities	Goldman Sachs International
Merrill Lynch & Co.	Mitsubishi UFJ Securities International plc
Mizuho International plc

Prospectus Supplement dated November 18, 2005.

The bonds are exempt from the requirement for registration under the Securities and Exchange Law of Japan and are subject to the Special Taxation Measures Law of Japan. The bonds may not, as part of their distribution at any time and otherwise until 40 days after the date of the issue of the bonds, be offered, or sold in Japan or to residents of Japan, except to certain financial institutions and any other excluded category of persons, corporations or other entities under the Special Taxation Measures Law. Interest payments on the bonds generally will be subject to Japanese withholding tax unless the holder establishes that the bonds are held by or for the account of a holder that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes or is a Japanese designated financial institution described in Article 6 of the Special Taxation Measures Law of Japan.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front page of this prospectus supplement or, with respect to information incorporated by reference, as of the date of such information.

In this prospectus supplement, “we”, “our”, “us” and “the Bank” refer to Japan Bank for International Cooperation.

The spot buying rate for U.S. dollars quoted on the Tokyo Foreign Exchange Market on November 17, 2005, as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥118.98 = $1.00, and the noon buying rate on November 16, 2005 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was $1.00 = ¥119.17.

References in this prospectus supplement to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years. References to “ ¥”or “yen” are to Japanese yen and references to “$” are to U.S. dollars.

NOMURA INTERNATIONAL PLC (OR PERSONS ACTING ON ITS BEHALF) MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE BONDS INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE “UNDERWRITING”. IN CONNECTION WITH THIS OFFERING, NOMURA INTERNATIONAL PLC (OR PERSONS ACTING ON ITS BEHALF) MAY OVER-ALLOT BONDS (PROVIDED THAT THE AGGREGATE PRINCIPAL AMOUNT OF BONDS ALLOTED DOES NOT EXCEED 105% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE BONDS) OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE BONDS OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. HOWEVER, THERE IS NO ASSURANCE THAT NOMURA INTERNATIONAL PLC (OR PERSONS ACTING ON ITS BEHALF) WILL UNDERTAKE STABILIZING ACTION. SUCH TRANSACTIONS MAY BE EFFECTED ON THE LONDON STOCK EXCHANGE, ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. ANY STABILIZATION ACTION MAY BEGIN ON OR AFTER THE DATE ON WHICH ADEQUATE PUBLIC DISCLOSURE OF THE FINAL TERMS OF THE OFFER OF THE BONDS IS MADE AND, IF BEGUN, MAY BE ENDED AT ANY TIME, BUT IT MUST END NO LATER THAN THE EARLIER OF 30 DAYS AFTER THE ISSUE DATE OF THE BONDS AND 60 DAYS AFTER THE DATE OF THE ALLOTMENT OF THE BONDS.

This document (except for the second paragraph, including bullet points, and the third paragraph of the section “Where You Can Find More Information” in the accompanying prospectus) comprises a prospectus for the purposes of Article 5.3 of the Prospectus Directive, and for the purpose of giving information with regard to us, Japan and our bonds which, according to the particular nature of us, Japan and our bonds, is necessary to enable investors to make an informed assessment of our and Japan’s assets and liabilities, financial position, our profit and losses and prospects, and of the rights attaching to our bonds.

We accept responsibility for the information contained in this document (including the information contained in the documents incorporated herein by reference). To the best of our knowledge and belief (after taking care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

Japan accepts responsibility for the information contained in this document (including the information contained in the documents incorporated herein by reference) relating to Japan. To the best of Japan’s knowledge and belief (after taking care to ensure that such is the case) the information contained in this document relating to Japan is in accordance with the facts and contains no omission likely to affect its import.

FOREIGN EXCHANGE CONSIDERATIONS

An investment in the bonds, which are denominated in, and all payments in respect of which are to be made in, a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities, which we refer to as the “home currency”, entails significant risks not associated with a similar investment in a security denominated in the purchaser’s home currency. These include the possibility of:

•	significant changes in rates of exchange between the home currency and the U.S. dollar; and

•	the imposition or modification of foreign exchange controls with respect to the U.S. dollar.

We have no control over a number of factors affecting this type of bond, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, rates of exchange for certain currencies, including the U.S. dollar, have been highly volatile and this volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in the rate that may occur during the term of the bonds. Depreciations of the U.S. dollar against the purchaser’s home currency could result in a decrease in the purchaser’s effective yield of the bonds below the coupon rate, and in certain circumstances, could result in a loss to such purchaser on a home currency basis.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. You should consult your own financial and legal advisors as to the risks involved in an investment in the bonds.

INCORPORATION BY REFERENCE

Our Annual Report on Form 18-K (containing our audited financial statements) for the year ended March 31, 2005 and Japan’s Annual Report on Form 18-K for the year ended March 31, 2005, each of which has been previously published and each of which has been filed with the United States Securities and Exchange Commission and the Financial Services Authority in the United Kingdom, are hereby incorporated by reference and form part of this document, except that any statement contained in a document which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this document to the extent that a statement contained herein or another document incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document. Copies of the documents incorporated by reference herein are available free of charge at the office of the Paying Agent in London.

The information incorporated by reference from our Annual Report on Form 18-K for the year ended March 31, 2005 includes, but is not limited, to the following items in relation to us (the page numbers below are those of Exhibit 1 to such Annual Report):

Items	Our Annual Report in respect of the year ended March 31, 2005 on Form 18-K - Exhibit 1 (Description of Japan Bank for International Cooperation)
Details of our governing body and a description of the governance arrangements	“Management” on page 27

Sources of funding, guarantees and obligations owed to us	“Business—International Financial Operations—Sources of Funds” on page 17, “Business—Overseas Economic Cooperation Operations—Sources of Funds” on page 21, “Business—Annual Operations results for FY 2004” on page 10

Audited financial statements for the years ended March 31, 2004 and 2005	“Financial Statements of Japan Bank for International Cooperation and Auditors” on pages 28-46

The information incorporated by reference from Japan’s Annual Report on Form 18-K for the year ended March 31, 2005 includes, but is not limited, to the following items in relation to Japan (the page numbers below are those of Exhibit 1 to such Annual Report):

Items	Japan’s Annual Report in respect of the year ended March 31, 2005 on Form 18-K - Exhibit 1 (Description of Japan)
Geographical location and legal form	“General—Area and Population” on page 4

Description of the economy	“The Economy” on pages 6-12

Description of the political system and government	“General—Government” and “General—Political Parties” on pages 4-5

Tax and budgetary systems	“Government Finance” on pages 19-23

Gross public debt and debt record	“Japan Public Debt” and “Debt Record” on pages 24-28

Foreign trade and balance of payments	“Foreign Trade and Balance of Payments—Foreign Trade” and “Foreign Trade and Balance of Payments—Balance of Payments” on pages 13-16

Foreign exchange reserves	“Foreign Trade and Balance of Payments—Official Foreign Exchange Reserves” on page 17

Financial position and resources	“Government Finance” on page 19-23

Income and expenditure figures	“Government Finance” on page 19-23

SUMMARY OF THE OFFERING

The following is a summary of certain information contained elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein. More detailed information is contained elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein. You should read carefully this entire prospectus supplement, the accompanying prospectus and the other documents we refer to for a complete understanding of this offering.

Issuer	Japan Bank for International Cooperation.

Securities Offered	$1,000,000,000 principal amount of 4.75% U.S. Dollar Guaranteed Bonds Due May 25, 2011.

Guarantee	Payments of principal of and interest on the bonds are unconditionally and irrevocably guaranteed by Japan.

Maturity Date	May 25, 2011.

Interest Payment Dates	Semi-annually on May 25 and November 25 of each year, commencing May 25, 2006.

Interest Rate

4.75% per year. We will pay interest on the bonds semi-annually in arrears in equal payments. Whenever it is necessary to compute any amount of interest in respect of the bonds other than with respect to regular semi-annual payments, that interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Ranking

The bonds will be direct, unconditional and unsecured debt securities obligations of us and rank pari passu and rateably without any preference among themselves and at least equally with all other unsecured debt securities obligations of us from time to time outstanding, which rank senior to our unsecured general obligations not represented by debt securities, provided, however, that certain obligations in respect of mutual and local taxes and certain offer statutory exceptions will have preference.

Additional Amounts

In the event that certain taxes, as described under “Description of the Bonds and Guarantee”, are payable on the bonds, we will, subject to certain exceptions, pay such additional amounts on the bonds as will result, after deduction or withholding of such taxes, in the payment of the amounts that would have been payable on the bonds if no such deduction or withholding had been required. For further detail on the payment of these additional amounts, see “Description of the Bonds and Guarantee”.

Redemption

We may redeem all, but not less than all, of the bonds in the event of certain changes relating to Japanese taxation at 100% of the principal amount thereof plus accrued interest thereon and any additional amounts we are required to pay, as described under “Description of the Bonds and Guarantee—Redemption”.

Markets

We are offering the bonds for sale only in those jurisdictions in the United States, Europe and Asia other than Japan (subject to certain exceptions) where it is legal to make such offers. See “Underwriting” for a description of applicable selling restrictions.

Listing

We have applied to the UK Listing Authority for the bonds to be listed on its Official List and to the London Stock Exchange for the bonds to be admitted to trading on its Gilt Edged and Fixed Interest Market.

Form and Settlement

All bonds will be in registered form, without interest coupons attached. Bonds offered and sold outside the United States, referred to as the international bonds, will be represented by beneficial interests in the international global bond, which will be registered in the name of the nominee of the common depositary for, and in respect of interests held through, Euroclear and Clearstream, Luxembourg. Bonds offered and sold within the United States, referred to as the DTC bonds, will be represented by beneficial interests in one or more DTC bonds, which will be registered in the name of Cede & Co., as the nominee of The Depository Trust Company, which we refer to as DTC. Except as described in this prospectus supplement, beneficial interests in the global bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear and Clearstream Luxembourg, and owners of beneficial interests in the global bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive bonds in definitive form and will not be considered holders of bonds under the fiscal agency agreement relating to the bonds. The bonds will be sold only in denominations of $100,000 and integral multiples thereof. For further information on book-entry procedures, see “Description of the Bonds and Guarantee—Form, Denomination and Registration”.

Investors electing to hold their bonds through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in the same-day funds on the settlement date.

Investors electing to hold their bonds through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Bonds will be credited to the securities custody accounts of Euroclear holders and of Clearstream, Luxembourg holders on the settlement date against payment in same-day funds. For information on secondary market trading, see “Global Clearance and Settlement—Secondary Market Trading”.

Common Code	023631067
CUSIP	471048AB4
ISIN	XS0236310677

RISK FACTORS

We believe that the following factors may affect our ability to fulfil our obligations under our bonds. All of these factors are contingencies which may or may not occur and we are not in a position to express a view on the likelihood of any such contingency occurring.

Factors which we believe may be material for the purpose of assessing the market risks associated with our bonds are also described below.

We believe that the factors described below represent the principal risks inherent in investing in our bonds, but we do not represent that the statements below regarding the risks of holding any bonds are exhaustive. Prospective investors should also read the detailed information set out elsewhere in this prospectus supplement and the accompanying prospectus (including any documents incorporated by reference herein) and reach their own views prior to making any investment decision.

Risks Relating to Us

Risks relating to policies of the Japanese government and reforms of special public institutions

As a government-affiliated financial institution established to achieve policies of the Japanese government, our business and financial condition may be adversely affected by the policies of the Japanese government.

With regard to reforms of special public institutions, pursuant to the Outline of Administrative Reform endorsed by the Cabinet on December 1, 2000 and Special Public Institutions Reform Basic Law of Japan (Law No. 58 of 2001) which was enacted on June 20, 2001, operations and organizations of all special public institutions are required for fundamental changes, including abolishment and privatization, with a basic principal that “Entrust tasks to private sectors and local governments wherever possible” in order to transform the government organizations and institutions that meet a new era. Our operations therefore may be adversely affected by those reforms.

Risks Relating to the Market Risk of Bonds Generally

Our bonds may not be a suitable investment for all investors

Each potential investor in our bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

(i)	have sufficient knowledge and experience to make a meaningful evaluation of our bonds, the merits and risks of investing in our bonds and the information contained or incorporated by reference to this prospectus supplement and the accompanying prospectus;

(ii)	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our bonds and the impact our bonds will have on its overall investment portfolio;

(iii)	have sufficient financial resources and liquidity to bear all of the risks of an investment in our bonds, including where the currency for principal or interest payments is different from the potential investor’s currency;

(iv)	understand thoroughly the terms of our bonds and be familiar with the behavior of any relevant and financial markets; and

(v)	be able to evaluate (either above or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Exchange Rate Risk

Prospective investors in our bonds should be aware that an investment in our bonds may involve exchange rate risks. Our bonds may be denominated in a currency other than the currency of the investor’s home jurisdiction and/or in a currency other than the currency in which an investor wishes to receive funds. Exchange rates between currencies are determined by factors of supply and demand in the international currency markets which are influenced by macro economic factors, speculation and central bank and government intervention (including the imposition of currency controls and restrictions). Fluctuations in exchange rates may affect the value of our bonds. Accordingly, only investors who understand and are able to bear the risks associated with movements in foreign exchange rates and how such movements may affect our bonds should consider purchasing our bonds.

The secondary market generally

Our bonds may have no established trading market when issued, and one may never develop. If a market does develop, it may not be very liquid. Therefore, investors may not be able to sell their bonds easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Illiquidity may have a severely adverse effect on the market value of bonds.

Risks Relating to the Bonds

Limited Liquidity

The fact that our bonds may be listed does not necessarily lead to greater liquidity. No assurance can be given that there will be a market for our bonds. If our bonds are not traded on any stock exchange, pricing information for such bonds may be more difficult to obtain, and the liquidity and market prices of such bonds may be adversely affected. The liquidity of our bonds may also be affected by restrictions on offers and sales of our bonds in some jurisdictions. The underwriters may from time to time make a market in the bonds but are under no obligation to do so and, if a market does develop, it may not continue until the maturity of all our bonds.

Bonds subject to optional redemption by us

Redemption of our bonds in circumstances of changes in applicable laws or treaties may limit their market value. During any period when we may elect to redeem bonds, the market value of our bonds generally will not rise substantially above the price at which they can be redeemed. This also may be true prior to any redemption period.

RECENT DEVELOPMENTS

Japan

INTRODUCTORY NOTE

The following tables and information update the tables and information relating to Japan in its Annual Report on Form 18-K for the year ended March 31, 2005. The following sections have been updated to reflect current information and have not been revised in their entirety. In the following sections, information pertaining to previous years is provided solely for your convenience.

GENERAL

Population

Japan has a total population of approximately 127.5 million (estimated as of May 1, 2005).

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on August 8, 2005 and an election was held on September 11, 2005. Three-hundred members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2004, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 47 districts that correspond to one metropolis and 46 prefectures of Japan. Currently, the House of Councillors consists of 121 members who were elected in July 2001 and 121 members who were elected in July 2004.

The following tables set forth the membership by political party of the House of Representatives as of September 21, 2005 and the House of Councillors as of September 16, 2005.

House Of Representatives
Liberal Democratic Party	295
The Democratic Party of Japan and Club of Independents	113
New Komeito	31
Japanese Communist Party	9
Social Democratic Party	7
The People’s New Party, New Party Nippon and Group of Independents	6
Independents	19
Vacancies	0

Total	480

House Of Councillors
Liberal Democratic Party	112
The Democratic Party of Japan and The Shin-Ryokufukai	82
New Komeito	24
Japanese Communist Party	9
Social Democratic Party	6
The People’s New Party, New Party Nippon	3
Independents	5
Vacancies	1

Total	242

THE ECONOMY

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2001 through JFY 2005 First Quarter.

In November 2004, Japan announced revised GDP financial data for JFY 1994 through to JFY 2003. The revisions were due to the implementation by Japan of a new chain-linking method for calculating GDP. The following data reflect the November 2004 revisions.

Gross Domestic Product

	JFY 2001	JFY 2002	JFY 2003	JFY 2004(b)	JFY 2005 First Quarter(c)	Percentage of JFY 2005 First Quarter GDP(c)
	(yen amounts in billions)
Total Consumption
Private sectors	¥285,235	¥284,302	¥283,749	¥285,831	¥288,704	56.5%
Public sectors	86,986	87,536	88,002	89,519	90,131	17.6

	372,221	371,838	371,751	375,350	378,835	74.2
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	76,061	71,537	75,378	78,393	82,723	16.2
Residential Construction	18,496	17,888	17,809	18,270	17,844	3.5
Public sectors	32,045	30,025	27,229	23,284	22,505	4.4

	126,602	119,450	120,416	119,947	123,072	24.1

Additions to Business Inventories
Private sectors	(1,366)	68	354	1,158	2,098	0.4
Public sectors	(44)	(23)	(67)	163	129	0.0

	(1,410)	45	287	1,321	2,227	0.4

Net Exports of Goods and Services	3,869	6,197	9,195	8,929	6,603	1.3

Nominal Gross Domestic Expenditures	¥501,281	¥497,530	¥501,649	¥505,547	¥510,736	100.00%

Real Gross Domestic Expenditures(a)	¥509,459	¥513,536	¥524,008	¥534,073	¥544,505

Surplus of the Nation on Current Account Exports of Goods and Services and Other Receipts from Abroad	13,716	12,518	12,787	14,749	17,182
Less: Imports of Goods and Services and Other Payments Abroad	(5,174)	(4,477)	(4,001)	(4,721)	(5,918)

	8,542	8,041	8,786	10,029	11,264

Gross National Income	¥509,822	¥505,571	¥510,435	¥515,576	¥522,000

Percentage Changes of GDP from Previous Year
At Nominal Prices	-2.4%	-0.7%	0.8%	0.8%
At Real Prices(a)	-1.1	0.8	2.0	1.9
Deflator	-1.3	-1.5	-1.2	-1.1

(a)	Real prices are based on calendar year 2000. Source: Economic and Social Research Institute, Cabinet Office.
(b)	Numbers for JFY 2004 have been revised as of September 12, 2005.
(c)	Numbers are based on seasonally-adjusted GDP figures.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended June 30, 2005:

In November 2004, Japan announced revised GDP financial data for JFY 1994 through to JFY 2004. The revisions were due to the implementation by Japan of a new chain-linking method for calculating GDP. The following data reflect the November 2004 revisions.

Quarterly Gross Domestic Product(a)

	JFY 2003			JFY 2004				JFY 2005
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(yen amounts in billions)
Nominal Gross Domestic Expenditures	¥498,705	¥502,456	¥507,721	¥504,139	¥504,035	¥504,945	¥508,588	¥510,736

Real Gross Domestic Expenditures (b)(c)	¥519,363	¥527,793	¥534,730	¥532,563	¥531,951	¥532,652	¥540,154	¥544,505

Percentage Changes of GDP from Corresponding Quarter of Previous Year
At Nominal Prices(d)	0.0%	0.2%	3.2%	1.3%	1.3%	0.3%	0.3%	1.2%

At Real Prices(c)(d)	1.1	1.7	4.5	3.2	2.6	0.6	1.3	2.1

Deflator	-1.0	-1.5	-1.2	-1.8	-1.3	-0.4	-1.0	-0.9

(a)	Quarterly GDP financial data are subject to change. The above numbers have been revised as of September 12, 2005.
(b)	Numbers are based on seasonally-adjusted GDP figures.
(c)	Real prices are based on calendar year 2000.
(d)	Percentage changes are based on original GDP figures. Source: Economic and Social Research Institute, Cabinet Office.

Labor

The unemployment rate in Japan was 4.2% for June, 4.4% for July and 4.3% for August, the most recent three months in 2005 for which statistics are available.

FINANCIAL SYSTEM

The Bank of Japan

As of September 20, 2005, the Bank of Japan had total assets of ¥145,764 billion.

Bank Of Japan Interest Rate

On March 1, 2001, The Bank of Japan lowered its official discount rate from 0.35% to 0.25%. On September 19, 2001, The Bank of Japan further lowered its official discount rate to 0.10%.

Japan Bank for International Cooperation

RECENT DEVELOPMENTS REGARDING SPECIAL PUBLIC INSTITUTIONS

Since the September 11, 2005 election of the House of Representatives, the debate on the reform concerning the businesses and organizational forms of special public institutions, including the Bank, has been gathering pace. In October, the Council on Economic and Fiscal Policy (“CEFP”), an advisory body for the Prime Minister, which presents reports and opinions with respect to important matters concerning economic and fiscal policy that generally are incorporated in the Cabinet’s basic policies, conducted hearings of eight special public institutions, including the Bank, with respect to such reform. In late October, private-sector members of the CEFP and a committee on reform of policy finance institutions of the governing Liberal Democratic Party announced their respective reform suggestions, which differed from each other but agreed on certain specific areas in which special public institutions should continue to play a role. The CEFP is currently deliberating on its basic policy with respect to reform of special public institutions, including the specific proposal for each of them, such as the abolition, integration, privatization or retention of its parts or in its entirety, and the timing of implementation of the reform. It has been reported that the CEFP will finalize and announce such basic policy by the end of November 2005.

USE OF PROCEEDS

We will use the net proceeds of the issue of the bonds, which we estimate will be approximately $996,750,000, for our international financial operations.

DESCRIPTION OF THE BONDS AND GUARANTEE

The following terms of the bonds and the guarantee of Japan supplement the description of the general terms of our debt securities under “Description of Debt Securities and Guarantee” in the accompanying prospectus. For more information, you should refer to the fiscal agency agreement relating to the bonds, a copy of the form of which is filed as an exhibit to Registration Statement No. 333-11680 and a copy of the final form of which is to be filed as an exhibit to an amendment to our Annual Report on Form 18-K for the year ended March 31, 2005 to be filed on or about November 18, 2005.

General

The bonds will be issued pursuant to a fiscal agency agreement, dated as of November 18, 2005, among us, Japan, The Bank of Tokyo-Mitsubishi, Ltd., London Branch, as fiscal agent and principal paying agent and transfer agent, and Union Bank of California, N.A., as U.S. representative of the fiscal agent. The aggregate principal amount of the bonds will be $1,000,000,000, and the bonds will mature at par on May 25, 2011.

The bonds will bear interest at the rate per year shown on the front cover of this prospectus supplement, payable in equal semi-annual installments. The interest payment dates are May 25 and November 25, commencing May 25, 2006. Interest will be payable to the person in whose name the bond is registered at the close of business on the first calendar day of the month in which the interest payment occurs. Whenever it is necessary to compute any amount of accrued interest with respect to the bonds for a period of less than one full year, other than with respect to regular semi-annual interest payments, that interest will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

If a date for payment of principal or interest on the bonds falls on a day that is not a business day, the related payment of principal, premium, if any, or interest may be made on the next succeeding business day as if made on the date the payment was due and no interest will accrue in respect of such delay. For purposes of this paragraph, “business day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo.

Other than as described below under “—Redemption”, we may not redeem the bonds prior to maturity. The bonds will not be subject to a sinking fund.

Japan will unconditionally and irrevocably guarantee the payment of principal of and interest on and any additional amounts of the bonds.

The bonds will be direct, unconditional and unsecured debt securities obligations of us and rank pari passu and rateably without any preference among themselves and at least equally with all other unsecured debt securities obligations of us from time to time outstanding, which rank senior to our unsecured general obligations not represented by debt securities; provided, however, that obligations in respect of national and local taxes and with certain other statutory exceptions will have preference.

Additional terms of the bonds and the guarantee of Japan are described in the accompanying prospectus under “Description of the Debt Securities and Guarantee”.

The Bank of Tokyo-Mitsubishi, Ltd., London Branch, has its principal corporate office at 12-15 Finsbury Circus, London EC2M 7BT. Under the fiscal agency agreement, the fiscal agent will act in part through its U.S. representative, Union Bank of California, N.A., which has an office at 551 Madison Avenue, 11th Floor, New York, N.Y. 10022. In acting as the fiscal agent for the bonds, Bank of Tokyo-Mitsubishi, Ltd., London Branch (or its U.S. representative, as applicable), is the agent of the Bank and Japan, is not a trustee or agent for the holders of the bonds and does not have the same responsibilities or duties to act for such holders as would a trustee or agent.

The initial yield on the bonds is 4.797% per year. This yield is calculated at the issue date of the bonds on the basis of the issue price of the bonds. It is not an indication of future yield.

Additional Amounts

We will pay all amounts that we are required to pay on the bonds without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Japan, or any taxing authority in Japan, unless the withholding or deduction of taxes is required by law. In that event, we will pay such additional amounts that are necessary so that the net amounts received by any beneficial owner of the bonds after such withholding or deduction will equal the amounts that would have been receivable in the absence of such withholding or deduction.

We will not, however, be obligated to pay any additional amounts:

•	to, or to a third party on behalf of, any beneficial owner of a bond that is a non-resident of Japan or a non-Japanese corporation and is liable for such taxes by reason of such beneficial owner’s having some connection with Japan other than the mere holding of, or the enforcement of its right under, the bond; or

•	to, or to a third party on behalf of, any beneficial owner of a bond that would otherwise be exempt from any such withholding or deduction but that fails to provide, or have provided, to the fiscal agent, with certain information necessary to establish an exemption from withholding or deduction, as provided in the fiscal agency agreement; or

•	to, or to a third party on behalf of, any beneficial owner of a bond that is for Japanese tax purposes treated as a resident of Japan or a Japanese corporation, except for

•	a “Designated Financial Institution” that complies with the requirement to provide the exemption information or to submit a “Claim for Exemption” and

•	a resident of Japan or a Japanese corporation that duly notifies the fiscal agent of its status as exempt from taxes to be withheld or deducted by reason of such resident or Japanese corporation receiving interest on the bond through a payment handling agent in Japan appointed by it; or

•	more than 30 days after the Relevant Date, except to the extent that any beneficial owner of a bond would have been entitled to additional amounts for payment at the expiration of such 30-day period. By “Relevant Date” we mean the date on which such payment first becomes due, except that, if the amount of the moneys payable has not been received by the fiscal agent on or prior to that due date, “Relevant Date” means the date, after the full amount of such moneys are received, on which notice is duly published as described below under “—Redemption”; or

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of November 26 to 27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

•	to, or to a third party on behalf of, a beneficial owner of this bond who would have been able to avoid such withholding or deduction by presenting the relevant bond to another paying agent in a Member State of the European Union (“EU”).

Where a bond is held through a participant of an international clearing organization or a financial intermediary, each of which we refer to as a “participant”, in order to receive payments free of withholding or deduction for, or on account of, any taxes, if the beneficial owner of the bond is

•	a non-resident of Japan or a non-Japanese corporation or

•	a Japanese financial institution falling under certain categories prescribed by the Special Taxation Measures Law (Law No. 26 of 1957, as amended), and the cabinet order (Cabinet Order No. 43 of March 31, 1957, as amended), which we refer to as a “designated financial institution”, that beneficial owner must, at the time it entrusts a participant with the custody of the bond, provide certain “exemption information” prescribed by the law to enable the participant to establish that the beneficial owner is exempted from the requirement for taxes to be withheld or deducted and advise the participant if that beneficial owner ceases to be exempted.

Where a bond is not held by a participant, in order to receive payments free of withholding or deduction for, or on account of, any taxes, if the beneficial owner is

•	a non-resident of Japan or a non-Japanese corporation or

•	a designated financial institution,

that beneficial owner must, prior to each time it receives interest, submit to the fiscal agent a claim for exemption from withholding tax (Hikazei Tekiyo Shinkokusho), which we refer to as a “claim for exemption”, in the form obtainable from the fiscal agent. The claim for exemption must state, among other things,

•	the name and address of the beneficial owner,

•	the title of the bond,

•	the relevant interest payment date,

•	the amount of interest and

•	the fact that the beneficial owner is qualified to submit the claim for exemption, together with the documentary evidence showing that the beneficial owner is a non-resident of Japan or a non-Japanese corporation or a designated financial institution.

Redemption

We may redeem all, but not less than all, of the bonds if:

•	there is any change in or amendment to the laws or treaties, or any regulations or rulings promulgated under the laws or treaties, of Japan or any political subdivision or taxing authority of Japan or

•	there is any change in official position regarding the application or interpretation of these laws, treaties, regulations or rulings, including a holding, judgment or order by a court of competent jurisdiction, which change, amendment, application or interpretation becomes effective on or after the date we issued the bonds and causes us to pay any additional amounts, as described above under “—Additional Amounts”.

Before we can redeem the bonds, we must:

•	give the holders of the bonds at least thirty (30) days’ notice and not more than sixty (60) days’ notice in the manner described in “—Notices” below and

•	deliver to the fiscal agent a legal opinion of our counsel or an opinion of a tax consultant confirming that the conditions that must be satisfied for redemption have occurred.

The redemption price for each bond will be equal to the 100% of the principal amount of the bond plus accrued interest to the date of redemption and any additional amounts we are required to pay, as described above under “—Additional Amounts”.

Form, Denominations and Registration

All bonds will be in registered form, without interest coupons attached. Bonds held outside the United States, referred to as the international bonds, will be represented by beneficial interests in the international global bond, in fully registered permanent global form without interest coupons attached, which will be registered in the name of the nominee of The Bank of Tokyo-Mitsubishi, Ltd., London Branch as the common depositary for, and in respect of interests held through, Euroclear and Clearstream, Luxembourg. A beneficial interest in the international global bond may at all times be held only through Euroclear and Clearstream, Luxembourg.

Bonds offered and sold within the United States, referred to as the DTC bonds, will be represented by beneficial interests in one or more DTC global bonds, in fully registered permanent global form without interest coupons attached, which will be registered in the name of Cede & Co., as nominee for DTC, and which will be deposited on or about November 25, 2005 with Union Bank of California, N.A. as custodian for DTC. In the event there is more than one DTC global bond, they shall collectively be referred to as the DTC global bond.

The international global bond has been assigned a Common Code number of 023631067 and an ISIN number of XS0236310677. The DTC global bond has been assigned an ISIN number of US471048AB46 and a CUSIP number of 471048AB4.

Beneficial interests in the global bonds will be represented, and transfers will be effected, through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear or Clearstream, Luxembourg. Such beneficial interests will be in denominations of $100,000 and integral multiples thereof. You may hold bonds directly through DTC, Euroclear or Clearstream, Luxembourg, if you are a participant in these systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg hold securities on behalf of their participants through customers’ securities accounts in their respective names on the books at their respective depositaries, which in turn can hold such securities in customers’ securities accounts in the depositaries’ names on the books of DTC.

Persons who are not DTC, Euroclear, or Clearstream, Luxembourg participants may beneficially own bonds held by DTC and the nominee of the common depositary for Euroclear and Clearstream, Luxembourg only through direct or indirect participants in DTC, Euroclear, or Clearstream, Luxembourg. So long as Cede & Co., as the nominee of DTC, and the nominee of the common depositary for Euroclear and Clearstream, Luxembourg are the registered owners of the global bonds, Cede & Co. and the nominee of the common depositary for Euroclear and Clearstream, Luxembourg for all purposes will be considered the sole holders of the bonds under the fiscal agency agreement and the bonds. Except as provided below, owners of beneficial interests in the global bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive physical delivery of bonds in definitive form and will not be considered the holders thereof under the fiscal agency agreement or the bonds. Accordingly, any person owning a beneficial interest in the global bonds must rely on the procedures of DTC, Euroclear or Clearstream, Luxembourg, and, if such person is not a participant in DTC, Euroclear, or Clearstream, Luxembourg, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of bonds. We understand that, under existing industry practice, in the event that any owner of a beneficial interest in the DTC global bonds desires to take any action that Cede & Co., as the holder of the global bonds, is entitled to take, Cede & Co. would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment

Owners of beneficial interests in the global bonds will receive all payments in U.S. dollars.

Payment of principal of and interest on the global bonds will be made to DTC and the common depositary for Euroclear and Clearstream, Luxembourg, or the nominee thereof, as the case may be, as the registered owners of the global bonds.

Upon receipt of any payment of principal of or interest on the global bonds, DTC will credit its participants’ accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global bonds as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in the global bonds held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in “street name”. Distributions with respect to bonds held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. Neither we nor the fiscal agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global bond or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If a date for payment of principal or interest on the bonds falls on a day that is not a business day, then the related payment of principal, premium, if any, or interest may be made on the next succeeding business day as if made on the date the payment was due and no interest will accrue in respect of such delay. For purposes of this paragraph, “business day” means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in: (a) the relevant place of payment and (b) The City of New York, London and Tokyo.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the bonds, create and issue further bonds ranking pari passu with the bonds in all respects, or in all respects except for

•	the payment of interest accruing prior to the issue date of any further bonds or

•	the first payment of interest following the issue date of any further bonds,

so that those further bonds would be consolidated and form a single series with the bonds and would have the same terms as to status, redemption or otherwise as the bonds. Any further bonds will be issued subject to a supplement to the fiscal agency agreement.

Prescription

Bonds will become void unless surrendered for payment within a period of ten years from the date on which the payment in respect thereof first becomes due or, if the full amount of the money has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received, notice to that effect shall have been given to the holders.

Meeting of Bondholders

The fiscal agency agreement does not contain provisions for convening meetings of holders of the bonds.

Exchange of Interests in Global Bonds for Bond Certificates

Except in the limited circumstances described below, owners of beneficial interests in global bonds will not be entitled to have bonds registered in their names, will not receive or be entitled to receive physical delivery of bond certificates in definitive form and will not be considered owners or holders thereof under the fiscal agency agreement.

Registration of title to DTC bonds initially represented by the DTC global bond in a name other than DTC or successor depositary or one of their respective nominees will not be permitted unless such depositary notifies us that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC global bond or ceases to be a “clearing agency” registered under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), or is at any time no longer eligible to act as such, and we are unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of such depositary, in which case notice will be given as described below in “—Notices”.

Registration of title to international bonds initially represented by the international global bond in a name other than the nominee of the common depositary for Euroclear and Clearstream, Luxembourg will not be accepted unless Euroclear or Clearstream, Luxembourg is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business, in which case notice will be given as described below in “—Notices”.

We may also at any time and in our sole discretion determine not to have any of the bonds represented by the global bonds. In such event, we will issue or cause to be issued bonds in certificated form in exchange for the global bonds. Bonds issued in certificated form will be issued only in fully registered form, without coupons, in denominations of U.S.$100,000 and integral multiples thereof. Any bonds so issued will be registered in such names, and in such denominations, as DTC, Euroclear or Clearstream, Luxembourg, as the case may be shall request. Such bonds may be presented for registration of transfer or exchange at the office of the fiscal agent or one of its agents in The City of New York or London, and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid to the registered holders of the definitive bonds as described below. Exchange of permanent global bonds for definitive bonds will be made free of charge for the bondholders.

Distribution of principal and interest on any certificated bonds will be made by the fiscal agent directly to registered holders of the certificated bonds in accordance with the procedures described in this prospectus supplement and in the fiscal agency agreement. Interest payments and any principal payments on each payment date will be made to holders of the certificated bonds in whose names the certificated bonds were registered at the close of business on the related record date. Distributions will be made by wire transfer or by check mailed to the addresses of such holders as they appear on the register maintained by the fiscal agent. The final payment on any certificated bond, however, will be made only upon presentation and surrender of such certificated bond at the office of the fiscal agent on a payment date that is a business day in the place of presentation. The fiscal agent will provide notice to registered holders mailed not later than fifteen (15) days before such final distribution.

Certificated bonds will be transferable and exchangeable at the offices of the fiscal agent or at the offices of our other agents in The City of New York or London. No service charge will be imposed for any registration of transfer or exchange, but the fiscal agent may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection with the transfer or exchange. Neither the fiscal agent nor any transfer agent will be required to (a) exchange or register the transfer of any certificated bonds selected for redemption, or (b) exchange or register the transfer of certified bonds for the period from the record date preceding the due date for any payment to the payment date with respect to such certificated bonds.

Notices

All notices will be published in a daily newspaper in English of general circulation in London (expected to be the Financial Times) and in New York (expected to be The Wall Street Journal), provided that for so long as any bonds are represented by global bonds notices may be given by delivery of the relevant notice to DTC, Euroclear and Clearstream, Luxembourg, for communication by them to their respective participants in substitution for publication in any such newspaper. If at any time publication in any such newspaper is not practicable, notices will be valid if published in an English language newspaper selected by us with general circulation in the respective market regions. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once on different dates, on the first date on which publication is made.

GLOBAL CLEARANCE AND SETTLEMENT

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below in order to facilitate transfers of bonds among their participants, they are under no obligation to perform these procedures and they may modify or discontinue these procedures at any time. None of the Bank, Japan and the fiscal agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC, Euroclear and Clearstream, Luxembourg have advised as follows:

The Clearing Systems

DTC

DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include:

•	securities brokers and dealers;

•	banks;

•	trust companies; and

•	clearing corporations.

DTC participants also may include certain other organizations such as the underwriters. Indirect access to the DTC system also is available to indirect DTC participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Because DTC can act only on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and certain banks, the ability of an owner of a beneficial interest in the global bonds to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be limited by the lack of a definitive certificate for such interest. The laws of some jurisdictions require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global bonds to such persons may be limited. In addition, beneficial owners of bonds through the DTC system will receive distributions of principal and interest on the bonds only through DTC participants.

Euroclear and Clearstream, Luxembourg

Euroclear and Clearstream, Luxembourg hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream, Luxembourg provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg interface with domestic securities markets. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and certain other organizations and include certain of the underwriters. Indirect access to Euroclear or Clearstream, Luxembourg is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream, Luxembourg participant, either directly or indirectly.

Initial Settlement

Investors electing to hold their bonds through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings against payment in the same-day funds on the settlement date.

Investors electing to hold their bonds through Euroclear or Clearstream, Luxembourg accounts will follow the settlement procedures applicable to conventional eurobonds in registered form. Bonds will be credited to the securities custody accounts of Euroclear holders and of Clearstream, Luxembourg holders on the settlement date against payment in same-day funds.

Secondary Market Trading

Because the purchaser determines the place of delivery, it is important to establish at the time of trading of any bonds where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC participants

Secondary market sales of book-entry interests in the DTC bonds between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled using the procedures applicable to United States corporate debt obligations if payment is effected in U.S. dollars, or free of payment if payment is not effected in U.S. dollars. Where payment is not effected in U.S. dollars, separate payment arrangements outside DTC are required to be made between the DTC participants.

Trading between Euroclear and/or Clearstream, Luxembourg participants

Secondary market sales of book-entry interests in the bonds held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the international bonds through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures or Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds.

Trading between DTC seller and Euroclear or Clearstream, Luxembourg purchaser

When book-entry interests in bonds are to be transferred from the account of a DTC participant holding a beneficial interest in a DTC global bond to the account of a Euroclear or Clearstream, Luxembourg accountholder wishing to purchase a beneficial interest in an international global bond, the DTC participant will deliver instructions for delivery to the relevant Euroclear or Clearstream, Luxembourg accountholder to DTC by 12:00 noon, New York time, on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder. On the settlement date, the custodian, Union Bank of California, N.A., will instruct the fiscal agent to:

•	decrease the amount of bonds registered in the name of Cede & Co. and evidenced by the DTC global bonds; and

•	increase the amount of bonds registered in the name of the nominee of The Bank of Tokyo-Mitsubishi, Ltd., London Branch, the common depositary for Euroclear and Clearstream, Luxembourg, and evidenced by the international global bond. Book-entry interests will be delivered free of payment to Euroclear or Clearstream, Luxembourg as the case may be, for credit to the relevant accountholder on the first business day following the settlement date.

Trading between Euroclear or Clearstream, Luxembourg seller and DTC purchaser

When book-entry interests in the bonds are to be transferred from the account of a Euroclear or Clearstream, Luxembourg accountholder to the account of a DTC participant wishing to purchase a beneficial interest in the DTC global bond, the Euroclear or Clearstream, Luxembourg participant must send to Euroclear or Clearstream, Luxembourg delivery free of payment instructions by 7:45 p.m., Luxembourg time, one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg, as the case may be, will in turn transmit appropriate instructions to the common depositary for Euroclear and Clearstream, Luxembourg and the fiscal agent to arrange delivery to the DTC participant on the settlement date. Separate payment arrangements are required to be made between the DTC participant and the relevant Euroclear or Clearstream, Luxembourg accountholder, as the case may be. On the settlement date, the common depositary for Euroclear and Clearstream, Luxembourg will:

•	transmit appropriate instructions to the custodian, Union Bank of California, N.A., who will in turn deliver such book-entry interests in the bonds free of payment to the relevant account of the DTC participants; and

•	instruct the fiscal agent to:

•	decrease the amount of bonds registered in the name of the nominee of The Bank of Tokyo-Mitsubishi, Ltd., London Branch, the common depositary for Euroclear and Clearstream, Luxembourg, and evidenced by the international global bond; and

•	increase the amount of bonds registered in the name of Cede & Co. and evidenced by the DTC global bond.

Although the foregoing sets out the procedures of Euroclear, Clearstream, Luxembourg and DTC in order to facilitate the transfers of interests in the bonds among participants of DTC, Clearstream, Luxembourg and Euroclear, none of Euroclear, Clearstream, Luxembourg or DTC is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Bank, the fiscal agent, any paying agent, any underwriter or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the U.S. Securities Act of 1933, as amended (the “Securities Act”), will have any responsibility for the performance by DTC, Euroclear and Clearstream, Luxembourg or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the agreements described above.

So long as the international global bond is held on behalf of Euroclear and Clearstream, Luxembourg or on behalf of any other clearing system, referred to as an alternative clearing system, notices to holders of bonds represented by a beneficial interest in the international global bond may be given by delivery of the relevant notice to Euroclear, Clearstream, Luxembourg or the alternative clearing system, as the case may be, and so long as the DTC global bond is held on behalf of DTC, or an alternative clearing system, notices to holders of bonds represented by a beneficial interest in the DTC global bond may be given by delivery of the relevant notice to DTC or the alternative clearing system, as the case may be.

TAXATION

Additional Japanese Taxation Considerations

Taxation of Nonresident Investors

Payment of interest on the bonds outside Japan by us or the paying agent to a beneficial owner that is not an individual resident of Japan or a Japanese corporation for Japanese tax purposes (a “nonresident holder”) will not be subject to Japanese withholding tax, provided that the beneficial owner complies with procedures for establishing its status as a nonresident holder in accordance with the requirements of Japanese law.

In the event that new rules or official interpretations are adopted that apply to interest on outstanding securities and do not provide for an exemption from withholding tax for the bonds, nonresident holders generally will be entitled to receive additional amounts as described under “Description of the Bonds and Guarantee—Additional Amounts”, and we will be entitled to redeem the bonds as described under “Description of the Bonds and Guarantee—Redemption”.

Under current Japanese practice, we and the paying agent may determine our withholding obligations in respect of bonds held through a qualified clearing organization in reliance on certifications received from such an organization, and need not obtain certifications from the ultimate beneficial owners of such bonds. As part of the procedures under which such certifications are given, a beneficial owner may be required to establish that it is a nonresident holder to the person or entity through which it holds the bonds. A nonresident holder that holds securities otherwise than through a qualified clearing organization may, in general, be required to deliver a duly completed claim for exemption from Japanese withholding tax, and to provide documentation concerning its identity and residence, to the paying agent in order to receive interest from the paying agent free of Japanese withholding tax. We and the paying agent may adopt modified or supplemental certification procedures to the extent necessary to comply with changes in, or as otherwise permitted under, Japanese law or administrative practice.

Tax Withholding Rules.    Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:

•	If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with no permanent establishment within Japan;

—	A non-Japanese corporation with no permanent establishment within Japan; or

—	A non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business carried on within Japan by such recipient through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

—	If the relevant Debt Securities are held through a certain participant (“Participant”) in an international clearing organization such as Euroclear System and Cedelbank, société anonyme, or a certain financial intermediary prescribed by the Special Taxation Measures Law of Japan and the relevant cabinet order thereunder (such Law, cabinet order and the related ministerial regulation are called the “Law”), the requirement to provide certain information prescribed by the Law (“Exemption Information”) to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted; and

—	If the relevant Debt Securities are not held through a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a claim for exemption from withholding tax (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above will result in the withholding by JBIC of income tax at the rate of 15% unless any lower rate or exemption is applicable under the relevant tax treaty between Japan and another country. Non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax or exemption therefrom on payment of interest by JBIC are required to submit an “Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Interest” in advance through JBIC to the relevant tax authority before payment of interest.

Additional United States Taxation Considerations

This section describes certain United States federal income tax consequences of owning the bonds. It supplements the discussion of tax consequences under “Description of the Debt Securities and Guarantee—United States Taxation” in the accompanying prospectus. It applies to you only if you are a U.S. holder, as defined below, that acquires bonds in the offering at the offering price and you hold your bonds as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns bonds that are a hedge or that are hedged against interest rate risks,

•	a person that owns bonds as part of a straddle or conversion transaction for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these bonds in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

You are a United States holder if you are a beneficial owner of a bond that is not subject to Japanese withholding tax on interest from the bond and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Payments of Interest

You will be taxed on interest on your bond as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes. Under current law, for purposes of the foreign tax credit rules, interest paid in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Bonds

Your tax basis in your bond will generally be its cost.

You will generally recognize gain or loss on the sale or retirement of your bond equal to the difference between the amount you realize on the sale or retirement and your tax basis in your bond.

You will recognize capital gain or loss when you sell or retire your bond, except to the extent attributable to accrued but unpaid interest.

Capital gain of a non-corporate United States holder recognized before January 1, 2009 will generally be taxable at a maximum rate of 15% where the holder has a holding period greater than one year.

Change in Law Regarding Backup Withholding

The rate at which backup withholding is required to be imposed has changed since the effective date of the accompanying prospectus. The current backup withholding rate is 28%.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated November 18, 2005, we have agreed to sell to each of the underwriters named below, and each of the underwriters, for whom Nomura International plc, Morgan Stanley & Co. International Limited and UBS Limited are acting as representatives, has severally agreed to purchase, the principal amount of bonds set forth opposite its name below:

Underwriter	Principal Amount
Nomura International plc	$325,000,000
Morgan Stanley & Co. International Limited	$315,000,000
UBS Limited	$315,000,000
BNP Paribas	$5,000,000
Citigroup Global Markets Inc.	$5,000,000
Credit Suisse First Boston (Europe) Limited	$5,000,000
Daiwa Securities SMBC Europe Limited	$5,000,000
Deutsche Bank Securities Inc.	$5,000,000
Goldman Sachs International	$5,000,000
Merrill Lynch International	$5,000,000
Mitsubishi UFJ Securities International plc	$5,000,000
Mizuho International plc	$5,000,000

Total	$1,000,000,000

The underwriters are obligated to purchase all of the bonds if they purchase any of the bonds.

The underwriters are offering the bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the bonds, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer some of the bonds directly to the public at the price to the public set forth on the cover page of this prospectus supplement and some of the bonds to certain securities dealers at the price to the public less a selling concession of 0.050% of the principal amount of the bonds. After the bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

In connection with the issue of any bonds, Nomura International plc (the “Stabilizing Manager”) or persons acting on behalf of the Stabilizing Manager may over-allot bonds (provided that the aggregate principal amount of bonds allotted does not exceed 105%. of the aggregate principal amount of the bonds) or effect transactions with a view to supporting the market price of the bonds at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager, or persons acting on behalf of the Stabilizing Manager, will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the bonds is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the bonds and 60 days after the date of the allotment of the bonds.

We are offering the bonds for sale only in those jurisdictions in the United States, Europe and Asia other than Japan (subject to certain exceptions) where it is legal to make such offers.

Each of the underwriters has agreed to act through its respective U.S. affiliate or other U.S. broker-dealer, when offering the bonds for sale in the United States.

The bonds are exempt from the requirement for registration under the Securities and Exchange Law of Japan (Law No. 25 of 1948) (as amended) (the “Securities and Exchange Law”) and are subject to the Special Taxation Measures Law of Japan (Law No. 26 of 1957) (as amended) (the “Special Taxation Measures Law”). Each of the underwriters has represented and agreed that:

(i)	except where permitted under (ii) below, it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell, bonds in Japan or to, any person resident in Japan, including any corporation or entity organized under the laws of Japan; and

(ii)	it has not, directly or indirectly, offered or sold and will not (a) as part of its distribution at any time and (b) otherwise until forty (40) days after the date of issue, directly or indirectly offer or sell bonds to any person other than a Gross Recipient

A “Gross Recipient” for this purpose is:

•	a beneficial owner that is not an individual resident of Japan or Japanese corporation for Japanese tax purpose;

•	a Japanese financial institution, designated in Article 3-2 paragraph (19) of the Cabinet Order relating to the Special Taxation Measures Law (Cabinet Order No. 43 of 1957) (as amended) (the “Cabinet Order”) that will hold bonds for its own proprietary account; or

•	an individual resident of Japan or a Japanese corporation whose receipt of interest on the bonds will be made through a payment handling agent in Japan as defined in Article 2-2 paragraph (2) of the Cabinet Order.

Each of the underwriters has represented and agreed that the bonds subscribed by it will be subscribed by it as principal.

Each of the underwriters has agreed that it will not offer, sell or deliver any of the bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the bonds, in or from any jurisdiction outside the United States except under the circumstances that will to the best knowledge and belief of such underwriter result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on the Bank or Japan except as set forth in the underwriting agreement.

Each underwriter has represented, warranted and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any bonds in circumstances in which section 21(1) of the FSMA does not apply to the Bank or Japan; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

The bonds are a new issue of securities with no established trading market. We have been advised by the representatives of the underwriters that the representatives intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

We and Japan have agreed severally to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Certain of the underwriters from time to time have performed various investment and commercial banking services for us in the ordinary course of its business. We may engage in a currency hedging transaction directly or indirectly with one or both of the representatives in connection with the bonds offered hereby.

We expect that delivery of the bonds will be made on or about November 25, 2005, which is the 4th U.S. business day following the date of this prospectus supplement (this settlement cycle being referred to as (“T+ 4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this prospectus supplement or the next succeeding three (3) business days will be required, by virtue of the fact that the bonds initially will settle in T+ 4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

VALIDITY OF SECURITIES

The validity of the bonds and of the guarantee is being passed upon on behalf of us and Japan by Nagashima Ohno & Tsunematsu. The validity of the bonds and of the guarantee is being passed upon on behalf of the underwriters by Sullivan & Cromwell LLP. In giving their opinions, Sullivan & Cromwell LLP may rely as to matters of Japanese law upon the opinion of Nagashima Ohno & Tsunematsu, and Nagashima Ohno & Tsunematsu may rely as to matters of New York law upon the opinion of Sullivan & Cromwell LLP.

AUTHORIZED AGENTS IN THE UNITED STATES

As of the date of this prospectus supplement, our authorized agent in the United States, for the purpose of the Securities Act, is Hitoshi Sanada, whose address is: Japan Bank for International Cooperation Representative Office, 520 Madison Avenue, New York, New York 10022. The authorized agents for Japan are Nobuchika Mori and Kenya Ozawa located at: Consulate General of Japan in New York, 1 Chase Manhattan Plaza, New York, New York 10005 and Tetsuo Kabe, located at: Embassy of Japan, 2520 Massachusetts Avenue, N.W., Washington D.C. 20008.

GENERAL INFORMATION

The listing of the bonds on the Official List of the UK Listing Authority will be expressed as a percentage of their principal amount, exclusive of accrued interest. It is expected that listing of the bonds on the Official List of the UK Listing Authority and admission of the bonds to trading on the Gilt Edged and Fixed Interest Market of the London Stock Exchange will be granted on or before November 23, 2005, subject only to the issue of the bonds. Prior to official listing and admission to trading, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in dollars and for delivery on the third working day after the day of the transaction.

We expect, but are not obligated to holders of the bonds, to maintain listing of the bonds on the Official List of the UK Listing Authority and admission of the bonds to trading on the London Stock Exchange’s Gilt Edged and Fixed Interest Market. Changed circumstances, including changes in listing requirements, could result in suspension or removal of the listing of the bonds on the London Stock Exchange, or cause us to conclude that continued listing of the bonds on the London Stock Exchange is impossible, impracticable or unduly burdensome. For example, on December 15, 2004 the European Commission adopted Directive 2004/109/EC of the European Parliament and of the Council, or the Transparency Directive, on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market in the European Union, such as the London Stock Exchange’s Gilt Edged and Fixed Interest Market. If the Transparency Directive is implemented in the United Kingdom in a manner that would require us to publish our financial statements according to accounting principles or standards:

(i) that are not equivalent to those under the Japan Bank for International Cooperation Law and the regulations thereunder which are applicable to us; or

(ii) that would otherwise impose requirements on us that we in good faith determine are unduly burdensome,

We may take steps to procure the delisting of the bonds from the London Stock Exchange.

If we seek delisting of the bonds from the London Stock Exchange as a result of the circumstances described above or otherwise, we may, but are not required to, seek an alternative admission to listing, trading and/or quotation for the bonds by another listing authority, exchange and/or system within or outside the European Union, as we may decide. If an alternative admission is not available to us or is, in our opinion, unduly burdensome, an alternative listing may not be obtained. Notice of any delisting and/or alternative listing will be given as described in “Description of the Bonds and Guarantee—Notices”, and a copy of the notice will be provided to the UK Listing Authority and the London Stock Exchange. Although there is no assurance as to the liquidity of the bonds on the London Stock Exchange, delisting of the bonds may have a material effect on the ability of a Bondholder to continue to hold the bonds and/or to resell the bonds held by it in the secondary market.

There has been no significant change in our financial position since March 31, 2005.

There has been no significant change in Japan’s public finance and trading position since March 31, 2005.

The bonds are issued pursuant to a decision of the Governor of the Bank, taken pursuant to powers conferred upon him by the Japan Bank for International Cooperation Law, on November 15, 2005.

The bonds have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code: 023631067; ISIN: XS0236310677; CUSIP: 471048AB4). The address of DTC is 55 Water Street, New York, N.Y., 10041. The address of Euroclear is 1 Boulevard du Roi Albert II, B-1210 Brussels, Belgium. The address of Clearstream, Luxembourg is 42 Avenue JF Kennedy, L-1855 Luxembourg.

The bonds are assigned a rating of “AA-” by Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc. and a rating of “Aaa” by Moody’s Investors Service, Inc. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the relevant rating organization.

We are not, nor have been, involved in any governmental, legal, or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on our financial position.

Japan is not and has not been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Japan is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on Japan’s financial position.

The contact address and telephone number for Japan for the purposes of this document is, Market Finance Division, Financial Bureau, Ministry of Finance, 3-1-1 Kasumigaseki, Chiyoda-ku, Tokyo 100-8940, Japan, telephone: 81-3-3581-4111.

The names of the Governor, the Deputy Governor, the Senior Executive Directors, and the Auditor of the Bank are as follows:

Governor
Kyosuke Shinozawa

Deputy Governors and Managing Directors
Koji Tanami
Yoshihiko Morita

Senior Executive Directors
Akihiko Furuya
Tadashi Iwashita
Shigeru Nozaki
Fumio Hoshi
Shigeru Takeda
Junichi Kondo
Hiroshi Saito

Auditors
Yasuo Furutachi
Hiromasa Toyooka

All of the officers are engaged by the Bank on a full-time basis except for Messrs. Yasuo Furutachi and Hiromasa Toyooka.

We estimate that the amount of total expenses related to the admission of the bonds to trading on the Gilt Edged and Fixed Interest Market of the London Stock Exchange to be approximately $171,716.

Where information in this document has been sourced from third parties, this information has been accurately reproduced and as far as we are aware and able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading. The source of third party information is identified where used.

Copies of the following documents may be inspected in hard copy form on any weekday, Saturdays and public holidays excepted, during normal business hours, for a period of 12 months from the date hereof at the office of the fiscal agent in London at 12-15 Finsbury Circus, London EC2M 7BT:

(i)	English translations of the Japan Bank for International Cooperation Law;

(ii)	our Annual Report on Form 18-K for the year ended March 31, 2005 containing our audited financial statements for the years ended March 31, 2004 and 2005;

(iii)	a copy of this document and the accompanying prospectus (including all documents incorporated herein by reference);

(iv)	the fiscal agency agreement (or, pending execution of the fiscal agency agreement, a draft subject to modification);

(v)	the underwriting agreement referred to above;

(vi)	the executed guarantee; and

(vii)	Japan’s Annual Report on Form 18-K for the year ended March 31, 2005 containing Japan’s financial information for the fiscal years ended March 31, 2004 and 2005 and Japan’s Budget for the fiscal year ending March 31, 2006.

Copies of the final form of the fiscal agency agreement and the guarantee will be available, so long as any bonds are outstanding, for inspection at the specified offices of the fiscal agent in London.

P R O S P E C T U S

Japan Bank for International Cooperation

(Issuer)

Japan

(Guarantor)

$2,000,000,000

Debt Securities

Japan Bank for International Cooperation (“JBIC”) will provide specific terms of these securities in supplements to this Prospectus (“Prospectus Supplements”). You should read this Prospectus and any Prospectus Supplement carefully before you invest. This Prospectus may not be used to make offers or sales of securities unless accompanied by a Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 19, 2000.

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that JBIC and Japan filed with the Securities and Exchange Commission (the “Commission”) under a “shelf” registration process. Under this shelf process, JBIC may, from time to time, sell debt securities (“Debt Securities”) described in this Prospectus in one or more offerings in the United States up to a total dollar amount of $2,000,000,000. This Prospectus provides you with a general description of the Debt Securities JBIC may offer. Each time JBIC sells securities under this shelf process, JBIC will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any Prospectus Supplement together with additional information under the heading “Where You Can Find More Information”.

Issuance of any guarantee by Japan of any Debt Securities will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will require authorization by Japan of any guarantee of such Debt Securities on a case-by-case basis.

None of JBIC, Japan or the underwriters of the Debt Securities to which any particular Prospectus Supplement relates has authorized any dealer, salesman or other person to give any information or to make any representation not contained in this Prospectus or such a Prospectus Supplement. If any such dealer, salesman or other person has given or made such information or representation, you must not rely upon such information or representation as having been authorized by JBIC, Japan or such underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

WHERE YOU CAN FIND MORE INFORMATION

JBIC and Japan file annual reports, amendments to annual reports and other information with the Commission. These reports and amendments include certain financial, statistical and other information about JBIC and Japan, and may be accompanied by exhibits. You may read and copy any document JBIC and Japan file with the Commission at the Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may also obtain copies of the same documents from the public reference room in Washington, D.C. by paying a fee. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

The Commission allows JBIC and Japan to “incorporate by reference” the information JBIC and Japan file with the Commission, which means that JBIC and Japan can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus. JBIC and Japan incorporate by reference the documents listed below:

•	JBIC’s initial Annual Report on Form 18-K, and Japan’s Annual Report on Form 18-K for the year ended March 31, 1999; and

•	All amendments to JBIC’s initial Annual Report on Form 18-K filed prior to the date of this Prospectus, and Japan’s Annual Report on Form 18-K for the year ended March 31, 1999 filed prior to the date of this Prospectus.

JBIC and Japan also incorporate by reference all future annual reports and amendments to annual reports, and any other information JBIC and Japan file with the Commission pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934 until it sells all of the Debt Securities. Each time JBIC or Japan files a document with the Commission that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a copy of the annual reports, amendments to annual reports and other information mentioned above by writing or calling JBIC. Written requests for such documents should be directed to Japan Bank for International Cooperation, 4-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8144, Japan, Attention: Public Relations Division. JBIC’s general telephone number is 81-3-5218-3101.

JAPAN BANK FOR INTERNATIONAL COOPERATION

JBIC was established on October 1, 1999 under the Japan Bank for International Cooperation Law as a governmental financial institution. JBIC is the result of a merger between the Export-Import Bank of Japan and the Overseas Economic Cooperation Fund, Japan, which were also governmental institutions. Pursuant to the Japan Bank for International Cooperation Law, both the Export-Import Bank of Japan and the Overseas Economic Cooperation Fund, Japan were dissolved upon the establishment of JBIC. Also pursuant to that law, JBIC acquired all of the rights, and assumed all of the obligations, of the Export-Import Bank of Japan and the Overseas Economic Cooperation Fund, Japan.

The Japan Bank for International Cooperation Law provides two distinct purposes of JBIC, which are divided along the respective operations that JBIC succeeded from the Export-Import Bank of Japan and the Overseas Economic Cooperation Fund, Japan:

•	“International financial operations” (from the Export-Import Bank of Japan)—contributing to the promotion of Japanese exports and imports as well as Japanese economic activities overseas, and to the stability of international financial order; and

•	“Overseas economic cooperation operations” (from the Overseas Economic Cooperation Fund, Japan)—supporting self-reliant development efforts in developing countries.

JBIC raises funds from the private sector through the issuance of bonds.

The Japanese Government owns all of JBIC’s capital, and JBIC is subject to government control and supervision. The Government Agencies Budget, which the Minister of Finance formulates and which is subject to approval by the Diet, includes JBIC’s annual budget of revenues and expenditures. The Prime Minister appoints JBIC’s Governor and Auditors.

JAPAN

Japan is a mountainous island country in the western Pacific, with a population of over 126 million. Japan has a parliamentary form of government. The Diet, which consists of a House of Representatives and a House of Councillors, holds the legislative power.

APPLICATION OF PROCEEDS

JBIC will use the net proceeds from the sale of the Debt Securities for its international financial operation.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEE

The following is a brief summary of the terms and conditions of the Debt Securities and the Fiscal Agency Agreement or Agreements pursuant to which they will be issued (the “Fiscal Agency Agreement”). JBIC has filed or will file copies of the forms of Debt Securities and the form of Fiscal Agency Agreement as exhibits to the Registration Statement of which this Prospectus is a part. The following summary does not purport to be complete, and you should refer to such exhibits for more complete information.

General

From time to time, JBIC may authorize and issue Debt Securities in one or more series. The Prospectus Supplement that relates to your Debt Securities will specify the following terms:

•	The designation, aggregate principal amount, currency, any limitation on such principal amount and authorized denominations;

•	The percentage of their principal amount at which such Debt Securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, which may be fixed or variable, and the dates for payment of interest, if any;

•	The paying agencies where payments of principal, premium, if any, and interest, if any, will be made;

•	Any optional or mandatory redemption terms or repurchase or sinking fund provisions; and

•	Other specific provisions.

If JBIC issues any Debt Securities at an original issue discount or payable in a currency other than the United States dollar, the Prospectus Supplement relating to such Debt Securities will also describe special U.S. federal income tax and other considerations applicable to such Debt Securities.

JBIC and Japan will appoint a fiscal agent (the “Fiscal Agent”) or agents in connection with the Debt Securities. The Fiscal Agency Agreement will set forth the Fiscal Agent’s duties. The Fiscal Agent will be a bank or trust company named in the applicable Prospectus Supplement, but JBIC and Japan may replace the Fiscal Agent and may appoint different fiscal agents for different series of Debt Securities. JBIC and Japan may maintain deposit accounts and conduct other banking and financial transactions with the Fiscal Agent. The Fiscal Agent is the agent of JBIC and Japan, is not a trustee for the holders of Debt Securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Rank of Debt Securities

The Debt Securities will be unsecured. At the time of issuance they will rank at least equally in right of payment with all other unsecured indebtedness of JBIC, except that the Japanese Civil Code grants certain preferential rights, such as preferential rights of employees to wages, to certain specified types of creditors.

Under the Japan Bank for International Cooperation Law, the holders of bonds or notes JBIC issues, including the holders of Debt Securities, will have the benefit of a preferential right to be repaid prior to JBIC’s unsecured general obligations that are not represented by bonds or notes.

Guarantee of Japan

Japan will unconditionally guarantee payment of principal of and premium, if any, and interest on the Debt Securities. The guarantee will be a general obligation of Japan, and Japan will pledge its full faith and credit for the performance of the guarantee. The guarantee will rank equally in right of payment with all other general obligations of Japan without any preference one above the other by reason of priority of date of issue or otherwise. Japan will agree that the guarantee may be enforced, in the event of default by JBIC, without making prior demand upon or seeking to enforce remedies against JBIC.

Issuance of any such guarantee will be subject to limits imposed by annual budgetary authorizations set by the Japanese Diet. In addition, each particular issue of Debt Securities will, on a case-by-case basis, necessitate the obtaining of authorization by Japan of any such guarantee.

Redemption

If the Debt Securities of a series provide for mandatory redemption, or redemption at the election of JBIC, such redemption shall be on at least 30 days’ notice. In event of redemption in part, the Fiscal Agent will select the Debt Securities to be redeemed by lot or in any usual manner it approves. The Fiscal Agent will mail notice of such redemption to holders of registered Debt Securities of such series, to their last addresses as they appear on the register of the Debt Securities of such series.

Japanese Taxation

The following description of Japanese taxation (limited to national taxes) applies to interest on the Debt Securities issued by JBIC outside Japan and payable outside Japan as well as to certain aspects of capital gains, inheritance and gift taxes. You should note that the following description of Japanese taxation is not exhaustive.

Tax Withholding Rules.    Certain recipients of interest on the Debt Securities are subject to the following Japanese tax withholding rules:

•	If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with no permanent establishment within Japan;

—	A non-Japanese corporation with no permanent establishment within Japan; or

—	A non-resident of Japan or non-Japanese corporation with a permanent establishment within Japan, but the receipt of interest on the relevant Debt Securities is not attributable to the business carried on within Japan by such recipient through such permanent establishment, then, no Japanese income or corporate tax is payable with respect to such interest by way of withholding or otherwise, if such recipient complies with certain requirements. Such requirements include:

—	If the relevant Debt Securities are held through a certain participant (“Participant”) in an international clearing organization such as Euroclear System and Cedelbank, société anonyme, or a certain financial intermediary prescribed by the Special Taxation Measures Law of Japan and the relevant cabinet order thereunder (such Law, cabinet order and the related ministerial regulation are called the “Law”), the requirement to provide certain information prescribed by the Law (“Exemption Information”) to enable the Participant to establish that the recipient is exempt from the requirement for Japanese tax to be withheld or deducted; and

—	If the relevant Debt Securities are not held through a Participant, the requirement to submit to the Fiscal Agent (or a separate paying agent, if one is appointed) a claim for exemption from withholding tax (the “Claim for Exemption”), together with certain documentary evidence.

Failure to comply with the requirements described above will result in the withholding by JBIC of income tax at the rate of 15% unless any lower rate is applicable under the relevant tax treaty between Japan and another country. Non-residents of Japan or non-Japanese corporations that are entitled to a reduced rate of Japanese withholding tax on payment of interest by JBIC are required to submit an “Application Form for Income Tax

Convention regarding Relief from Japanese Income Tax on Interest” in advance through JBIC to the relevant tax authority before payment of interest.

•	If the recipient of interest on any Debt Securities is:

—	A Japanese bank;

—	A Japanese insurance company;

—	A Japanese securities company; or

—	Any other Japanese financial institution that falls under one of certain categories prescribed by the relevant cabinet order under Article 6, Paragraph 8 of the Special Taxation Measures Law,

and such recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be, no income tax will be imposed by way of withholding or otherwise. The recipient will, however, be subject to regular corporate tax with respect to such interest.

•	If the recipient of interest on any Debt Securities is:

—	A non-resident of Japan with a permanent establishment within Japan; or

—	A non-Japanese corporation with a permanent establishment within Japan,

and the receipt of interest is attributable to the business carried on within Japan by the recipient through such permanent establishment, then such interest will not be subject to the withholding by JBIC of income tax at the rate of a 15%, provided that the recipient complies with, among others, the requirement to provide the Exemption Information or to submit the Claim for Exemption, as the case may be. The amount of such interest will, however, be included in the recipient’s other Japanese source income which is subject to Japanese taxation, and will be subject to regular income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is a resident of Japan or a Japanese corporation other than any of the following institutions that complies with the requirement described below:

—	Japanese banks;

—	Japanese insurance companies;

—	Japanese securities companies;

—	other Japanese financial institutions that fall under certain categories prescribed by the relevant cabinet order under Article 3-3, Paragraph 6 of the Special Taxation Measures Law (such institutions, together with Japanese banks, insurance companies and securities companies, are called “Specified Financial Institutions”); or

—	Japanese public corporations designated by the relevant law (“Public Corporations”),

and such recipient receives payment of interest through certain Japanese payment handling agents (“Japanese Payment Handling Agents”), such agents, or otherwise JBIC, will withhold income tax at the rate of 15%. An individual recipient that receives interest through a Japanese Payment Handling Agent will be subject only to such withholding tax. In all other cases, the recipient must include the amount of interest in the recipient’s gross income and will be subject to normal income tax or corporate tax, as the case may be.

•	If the recipient of interest on any Debt Securities is:

—	A Public Corporation that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, a Japanese Payment Handling Agent with custody of the Debt Securities (the “Japanese Custodian”); or

—	A Specified Financial Institution that keeps such Debt Securities deposited with, and receives the interest on such Debt Securities through, the Japanese Custodian,

and such recipient submits through the Japanese Custodian, to the competent tax authority, the report prescribed by the Law, no income tax will be imposed by way of withholding or otherwise on such portion of interest as is prescribed by the relevant cabinet order. Any amount of interest received by such recipient in excess of the non- taxable portion described above will be subject to the withholding by the Japanese Custodian of income tax at the rate of 15%. Any interest on Debt Securities received during the period such Debt Securities are held by a Japanese Payment Handling Agent will not be subject to the withholding by JBIC of income tax at the rate of 15%.

Capital Gains, Inheritance and Gift Taxes.    Gains derived from the sale outside Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation are generally not subject to Japanese income or corporate tax. Gains derived from the sale in Japan of Debt Securities by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are generally not subject to Japanese income or corporate tax. An individual, regardless of his or her residency, who has acquired Debt Securities as legatee, heir or donee from an individual may be required to pay Japanese inheritance or gift tax at progressive rates.

United States Taxation

For special United States federal income tax and other considerations applicable to particular issues of Debt Securities (such as Debt Securities issued with original issue discount or Debt Securities denominated in a currency other than the United States dollar), you should read a further description of such considerations in the Prospectus Supplement relating thereto. You should note that the following description of United States taxation is not exhaustive.

United States Holders.    The Debt Securities and interest thereon will not be exempt from United States taxation generally. In the opinion of Sullivan & Cromwell, interest paid by JBIC on the Debt Securities constitutes income from sources outside the United States, but, with certain exceptions, is treated separately, together with other items of “passive” or “financial services” income, for purposes of computing the foreign tax credit allowable under United States federal income tax laws.

Non-United States Holders.    In the opinion of Sullivan & Cromwell, and subject to the discussion of backup withholding below, interest on the Debt Securities is currently exempt from United States federal income tax if paid to:

•	An individual who is not a citizen or resident of the United States, whether or not such individual is engaged in trade or business in the United States; or

•	A corporation organized under the laws of a country other than the United States, whether or not such corporation is engaged in trade or business in the United States, unless:

•	The corporation is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the United States Internal Revenue Code; or

•	The individual or corporation has an office or other fixed place of business in the United States to which the interest is attributable, the interest is derived in the active conduct of a banking, financing or similar business within the United States, and certain other conditions exist.

A beneficial owner of a Debt Security who or that is:

•	A non-resident alien individual; or

•	A foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of a Debt Security, will not be subject to United States federal income tax on any gain realized on the sale or retirement of a Debt Security, unless:

•	Such gain is effectively connected with the conduct by the holder of a United States trade or business; or

•	In the case of an individual, the holder is present in the United States for 183 days or more during the taxable year in which such gain is realized and either the holder has a “tax home” in the United States or the gain is attributable to an office or other fixed place of business maintained by the holder in the United States.

The Debt Securities are not includible in the gross estate for purposes of the United States estate tax in the case of a non-resident of the United States who was not a citizen of the United States at the time of death.

Backup Withholding and Information Reporting.    Backup withholding tax at a rate of 31% and certain information reporting requirements may apply to payments of principal of and premium and interest, if any, on the Debt Securities made to certain non-corporate holders if such payments are made or are considered made in the United States (including payments made by wire transfer from outside the United States to an account maintained by the holder with the Fiscal Agent or paying agent in the United States). If the conditions relating to place of payment are satisfied, non-resident alien individuals are generally exempt from backup withholding and reporting requirements (assuming that the gain or income is otherwise exempt from United States federal income tax) but may be required to comply with certification and identification procedures in order to prove their exemption. Similar rules requiring reporting and withholding with respect to gross sale proceeds will apply to a non-United States person who sells a Debt Security through a United States office of a broker. In addition, information reporting (but not backup withholding) will apply to a non-United States person that sells a Debt Security through any of the following persons or entities, unless the holder provides documentary evidence of non-U.S. status or otherwise establishes an exemption:

•	A non-United States branch of a United States broker;

•	A non-United States office of a broker that is a controlled foreign corporation for United States tax purposes or that is a person 50% or more of whose income for a specified period is effectively connected with a United States trade or business; or

•	With respect to payments made after December 31, 2000, a foreign partnership, if at any time during its taxable year one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital, or if at any time during its taxable year such foreign partnership is engaged in a United States trade or business.

Acceleration of Maturity

With respect to any series of Debt Securities, in case of the following types of default, each Debt Security of such series will become due and payable at the option of the holder of such Debt Security upon written notice to the Fiscal Agent, unless all defaults shall have been cured prior to the receipt of such notice by the Fiscal Agent:

•	Default in any payment, when due, of principal (if due in installments) of or premium, if any, or interest on any of the Debt Securities of such series, or, if such series is entitled to a sinking fund, in the deposit, when due, of any sinking fund payment, and continuance of such default for a period of 30 days;

•	Default in the performance by JBIC or by Japan of any other obligation contained in the Debt Securities of such series or in the related guarantee of Japan, and the continuance of such default for a period of 60 days following written notice thereof to JBIC or Japan, as the case may be, by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series;

•	Acceleration of the types of indebtedness of JBIC that are described below, for borrowed moneys exceeding in the aggregate $50,000,000 or its equivalent in any other currency or currencies, as a result of a default by any person or any event treated in effect as a default, and the non-occurrence of (i) any contest in good faith by JBIC against the acceleration or (ii) the rescission or annulment of the acceleration, for a period of 90 days following written notice thereof to JBIC by the holders of 25% or more in aggregate principal amount of the then outstanding Debt Securities of such series; or

•	Dissolution of JBIC unless the obligations under the Debt Securities of such series are assumed by (i) Japan or (ii) an entity whose obligations under the Debt Securities of such series are guaranteed by Japan.

The types of indebtedness covered by the third bullet paragraph above are those in the form of, or represented by, bonds, notes, debentures or other securities, which (i) are, or may, at the option of the person entitled to such securities, be or become, denominated or payable in, or by reference to, a currency or currencies other than Japanese yen, (ii) are not repayable within three years from the date of their issue, otherwise than at the option, or due to the default, of JBIC, and (iii) are, or are capable of being, quoted, listed or ordinarily traded on any stock exchange or in any over-the-counter securities market.

The Fiscal Agency Agreement will not require JBIC to furnish to the Fiscal Agent periodic evidence as to the absence of default.

Governing Law

The Fiscal Agency Agreement, the Debt Securities and the guarantee of Japan will all provide that they shall be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization and execution by JBIC and Japan of the Fiscal Agency Agreement and the Debt Securities and the guarantee of Japan, as the case may be, and any other matters required to be governed by the laws of Japan.

Jurisdiction and Enforceability

JBIC will effect the irrevocable appointment of the Fiscal Agent as its authorized agent upon which process may be served in any action based upon the Debt Securities (i.e., asserting rights set forth in the Debt Securities) which any holder of a Debt Security may institute in any State or Federal court in The City of New York. JBIC will accept the jurisdiction of such court in such action. JBIC will also waive irrevocably any immunity from jurisdiction (but not execution) to which it might otherwise be entitled in any action based upon the Debt Securities. The Fiscal Agent is not the agent for service for actions brought under the federal securities laws, and JBIC’s waiver of immunity does not extend to such actions. Although Japan is subject to suit based upon the guarantee of the Debt Securities before the Tokyo District Court, Japan has not consented to the jurisdiction of any court outside Japan in connection with actions brought against it for any purpose in any way relating to the Debt Securities or its guarantee of the Debt Securities, has not appointed an agent for service of process in connection with any such action and has not agreed to waive any degree of sovereign immunity to which it may be entitled in any such action.

If you bring an action against JBIC under federal securities laws or against Japan for any purpose, unless JBIC or Japan (as the case may be) waives immunity with respect to such action, you would be able to obtain a United States judgment in such action against JBIC or Japan, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. Even if you could obtain a United States judgment in any such action under that Act, you may not be able to obtain a judgment in Japan based on such a United States judgment. Moreover, you may not be able to execute upon property of JBIC or Japan located in the United States to enforce a judgment obtained under that Act except under the limited circumstances specified in that Act.

PLAN OF DISTRIBUTION

JBIC may sell Debt Securities directly, to or through underwriters or through agents. Each Prospectus Supplement with respect to Debt Securities will set forth the terms of the offering of such Debt Securities, including the name or names of the underwriters or agents, the public offering price of such Debt Securities and the net proceeds to JBIC from such sale, any underwriting discounts or other items constituting underwriters’ or agents’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

If underwriters are used in the sale, they will acquire Debt Securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offer of Debt Securities to the public may take the form of an offer through underwriting syndicates represented by managing underwriters, or a direct offer by one or more investment banking firms or others, as designated. Unless the applicable Prospectus Supplement otherwise indicates, the obligations of the underwriters to purchase Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all Debt Securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

JBIC may, directly or through agents it designates, sell Debt Securities from time to time. The applicable Prospectus Supplement will name any agent involved in the offer or sale of Debt Securities and set forth any commissions payable by JBIC to such agent. Unless such Prospectus Supplement otherwise indicates, any such agent will be acting on a best efforts basis for the period of its appointment.

If the applicable Prospectus Supplement so indicates, JBIC will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from JBIC at the public offering price set forth in such Prospectus Supplement pursuant to “delayed delivery” contracts. Purchasers of Debt Securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the Debt Securities on a date or dates stated in the applicable Prospectus Supplement. Such contracts will be subject only to those conditions set forth in such Prospectus Supplement and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

The applicable Prospectus Supplement will describe limitations on sales to certain persons of Debt Securities (including limitations imposed by relevant Japanese laws), if any.

Agents and underwriters may be entitled under agreements into which they enter with JBIC to indemnification by JBIC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect of such liabilities. Agents and underwriters may engage in transactions with or perform services for JBIC in the ordinary course of business.

AUTHORIZED AGENTS IN THE UNITED STATES

The authorized agent in the United States for JBIC, for the purpose of the United States Securities Act of 1933, is Shigeki Yoshida, whose address is: Japan Bank of International Cooperation Representative Office in New York, 520 Madison Avenue, New York, New York 10022. The authorized agents for Japan are Takeo Shikado and Takuji Tanaka, and their address is: Consulate General of Japan in New York, 1 Chase Manhattan Plaza, New York, New York 10005.

VALIDITY OF SECURITIES

Nagashima Ohno & Tsunematsu, Tokyo, Japan, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities, and all other matters of Japanese law and procedure on behalf of JBIC and Japan. Sullivan & Cromwell, New York, New York, will pass upon the validity of each series of Debt Securities and the guarantee of such Debt Securities. In giving their opinions, Sullivan & Cromwell may rely as to all matters of Japanese law and procedure on the opinion of Nagashima Ohno & Tsunematsu, and Nagashima Ohno & Tsunematsu may rely as to matters of New York law upon the opinion of Sullivan & Cromwell.

FURTHER INFORMATION

The Registration Statement of which this Prospectus is a part, any post-effective amendment to such Registration Statement, and the Prospectus Supplement or Supplements relating to any series or issue of the Debt Securities, which are on file with the Commission, contain further information concerning such series or issue.

The Governor of JBIC, in his official capacity as such Governor, thereunto duly authorized, has supplied the information set forth in this Prospectus under the caption “Japan Bank for International Cooperation” and the information incorporated in this Prospectus by reference relating to JBIC, and such information is stated on his authority.

The Minister of Finance of Japan, in his official capacity as such Minister, thereunto duly authorized, has supplied the information set forth in this Prospects under the caption “Japan” and the information incorporated in this Prospectus by reference relating to Japan, and such information is stated on his authority.

REGISTERED AND HEAD OFFICE OF THE BANK

4-1, Otemachi 1-chome

Chiyoda-ku

Tokyo 100-8144

Japan

FISCAL AGENT, PRINCIPAL PAYING AGENT AND TRANSFER AGENT

The Bank of Tokyo-Mitsubishi, Ltd., London Branch

12-15 Finsbury Circus

London EC2M 7BT

also acting through

Union Bank of California, N.A.

551 Madison Avenue, 11th Floor

New York, N.Y. 10022

LEGAL ADVISERS

To the Bank and Japan Nagashima Ohno & Tsunematsu Kioicho Building 3-12, Kioicho Chiyoda-ku, Tokyo 102-0094 Japan	To the Underwriters Sullivan & Cromwell LLP Otemachi First Square 5-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the bonds offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

This document, comprising of this prospectus supplement dated November 18, 2005 and the prospectus dated April 19, 2000 starting after page S-30 (except for the second paragraph, including bullet points, and the third paragraph of the section “Where You Can Find More Information) together, comprises a “prospectus” for the purposes of Article 5.3 of the Prospectus Directive.

Prospectus Supplement

Prospectus

US$1,000,000,000

Japan Bank for

International Cooperation

4.75% U.S. Dollar

Guaranteed Bonds

Due May 25, 2011

Unconditionally and Irrevocably Guaranteed as to Payment of

Principal and Interest

by

Japan

PROSPECTUS SUPPLEMENT

Nomura Securities

Morgan Stanley

UBS Investment Bank

November 18, 2005